Lend Lease
CORPORATION

02042525

1 July 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

SEC MAIL RECEIVED PROCESSING
JUL 0 8 2002
WASH, D.C. 164 SECTION

Attention: Filing Clerk

Dear Sir

PROCESSED
JUL 2 3 2002
THOMSON FINANCIAL

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
1 July 2002	Announcement to Australian Stock Exchange Retirement of Director – D J Grady
1 July 2002	Australian Securities and Investments Commission Lodgement Form 304 – Notification of Change to Officeholders

Yours faithfully

S. Sharpe
S J Sharpe
Company Secretary

dlw 7/15

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

1 July 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: One (1) page

Dear Sir

Re: Stock Exchange Announcement
Retirement of Director

As previously announced, Diane Grady retires from the Board of Lend Lease Corporation Limited ("Lend Lease") today. Diane will continue her association with Lend Lease as a Director of Lend Lease USOT Management Limited (the trustee of the Lend Lease US Office Trust).

The Board wishes to record its appreciation to Diane for her contribution over 8 years as a Lend Lease Director.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

ASIC registered agent number	
lodging party or agent name	Lend Lease Corporation Limited
office, level, business name **or** PO Box no.	Level 46 Tower Building
street number & name	Australia Square
suburb/city	Sydney state/territory NSW postcode 2000
telephone	(02) 9236-6111
facsimile	(02) 9252-2192
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **304**

Corporations Act 2001

205B & 601CV(1)

Notification of

change to officeholders

corporation name	Lend Lease Corporation Limited
ACN or ARBN	000 226 228

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name Grady | given names Diane Jennifer

date of birth (d/m/y) 31 / 7 / 1948 | place of birth Arizona, USA

date ceased (d/m/y) 1 / 7 / 2002 | office held [X] director [ ] secretary [ ] alternate director for:

family name | given names

date of birth (d/m/y) / / | place of birth

date ceased (d/m/y) / / | office held [ ] director [ ] secretary [ ] alternate director for:

family name | given names

date of birth (d/m/y) / / | place of birth

date ceased (d/m/y) / / | office held [ ] director [ ] secretary [ ] alternate director for:

Change of name or address of officeholder

family name (previously notified) | given names

date of birth (d/m/y) / / | Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)

date of change (d/m/y) / /

new address (if changed) unit, level, building name

street number & name

suburb/city | state/territory | postcode

country (if not Australia) | date of change (d/m/y) / /

family name (previously notified) | given names

date of birth (d/m/y) / / | Is this person also an **alternate director**? [ ] (please tick, if yes)

new name (if changed)

date of change (d/m/y) / /

new address (if changed) unit, level, building name

street number & name

suburb/city | state/territory | postcode

country (if not Australia) | date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name Susan June SHARPE | capacity Company Secretary

sign here S. Sharpe | date 1 / 7 /2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins